EXHIBIT 99.1

Blue Hat Announces 1-for-10 Reverse Stock Split

Xiamen, China – May 26, 2022: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a Cayman Islands company, reported that it expects to implement a 1-for-10 reverse stock split on its ordinary shares effective Friday, May 27, 2022, with trading to begin on a split-adjusted basis at the market open on that day. Trading in the ordinary shares will continue on the Nasdaq Capital Market under the symbol “BHAT”. The new CUSIP number for the ordinary shares following the reverse stock split is G1329V 205.

Upon the effectiveness of the reverse stock split, every 10 shares of the Company’s issued and outstanding ordinary shares will automatically be converted into one issued and outstanding ordinary share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

The reverse stock split at a ratio of 1-for-10 shares was approved by the Company’s board of directors and its shareholders. The Company filed a Second Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies.

About Blue Hat

Blue Hat is a leading communication services and IDC business provider as well as a producer, developer and operator of AR interactive entertainment games, toys and educational materials in China. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net